82-34639

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

05012216

SEC#~~82-5258~~

SUPPL

21 October 2005

SEC MAIL PROCESSING
RECEIVED
OCT 31 2005
WASH. DC 192 SECTION

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 20 October 2005.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

PROCESSED
NOV 01 2005
THOMSON
FINANCIAL

dlw 11/1

AGENIX

SEC MAIL PROCESSING
RECEIVED
OCT 31 2005
WASH, D.C. 192 SECTION

20 October 2005

AGENIX COMPLETES $10.3 MILLION CAPITAL RAISING

Agenix announces the successful completion of a $10.3 million capital raising to fund the manufacturing scale up and supply of its ThromboView® product required for phase III clinical trials and the first year's sales after obtaining registration.

Following the close on Monday 17 October 2005 of the non-renounceable 1:4 entitlements offer at $0.25, plus over-subscription facility, Agenix notifies the ASX, pursuant to Listing Rule 7, that:

- Shareholders exercising their rights applied for 20,739,412 shares at $0.25 each to raise $5,184,853.00.
- Under an over-subscription facility for a maximum aggregate of 2,000,000 shares, shareholders applied for 6,833,444 shares amounting to $1,708,361.00.
- The Underwriter, Intersuisse Limited, has placed the shortfall under the issue of 18,652,479 shares at $0.25 amounting to $4,663,119.75, to institutional, sophisticated and other investors pursuant to s708 of Corporations Act.
- The Underwriter has secured participation from a major international institutional investor for 8,000,000 shares.

The new shares will be allotted on 25 October 2005.

ENDS

For more information contact:

Mr Donald Home	Neil Leggett	Jonathan Buckley
Managing Director	Finance Director	Director
Agenix Limited	Agenix Limited	Intersuisse Corporate P/L
Ph: + 61 7 3370 6300	Ph: +61 7 3370 6300	03 9618-8244

Agenix Limited [ASX: AGX; OTC (NASDAQ): AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of established businesses in human and animal health diagnostics, and is focused on growing its world-leading molecular diagnostic imaging R&D program. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing Phase II human trials in the United States and Canada. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 90 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical Ltd, a wholly owned subsidiary of Agenix Limited.